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Accountants' Consent



The Board of Directors
Xerox Corporation:


We consent to incorporation by reference in the Registration Statements (No. 2-86274 and No. 333-22059) on Form S-8 of Xerox Corporation of our report dated April 30, 1998, relating to the statement of net assets available for plan benefits of the Xerox Corporation Profit Sharing and Savings Plan as of December 31, 1997 and November 30, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the one month period ended December 31, 1997 and for the years ended November 30, 1997 and 1996 and related schedule, which report appears in the November 30, 1997 Annual Report on Form 11-K of the Xerox Corporation Profit Sharing and Savings Plan.




Rochester, New York
May 29, 1998